SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1
CAAS Av. Presidente Vargas, 409 –11º and. 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-5641

MINUTES OF THE SEVEN HUNDRED AND eighty fifth MEETING
 OF THE BOARD OF DIRECTORS
 OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

NIRE (Company Register Identification Number) 53300000859/CNPJ (Taxpayer Identification Number) no. 00001180/0001-26

I hereby certify, for all due purposes, that on september twenty-nine of the year two thousand and seventeen, at 9 am, Eletrobras’ Board of Directors held a meeting at the headquarters of the company, at Avenida Presidente Vargas, 409, Centro, Rio de Janeiro - RJ. JOSÉ GUIMARÃES MONFORTE presided over the meeting, attended by Board Members WILSON FERREIRA JR., JOSÉ PAIS RANGEL, EDVALDO LUÍS RISSO, ARIOSTO ANTUNES CULAU, VICENTE FALCONI CAMPOS and CARLOS EDUARDO RODRIGUES PEREIRA, along with the Board President. The Board Member ESTEVES PEDRO COLNAGO JUNIOR attended the metting by videoconference. Decision: DEL-208/2017. Eletrobras’ Bids and Contracts Regulation approval. RES-611, 09.11.2017. Centrais Elétricas Brasileiras S.A. – Eletrobras’ Boad of Directors, in its attributions, referring to the Executive Board’s decision, DECIDED: 1. approve Eletrobras’ Bids and Contracts Regulation; 2. determine that the Presidency adopt all measures for the Regulation approval in all Eletrobras; e 3. determine that the Legal and Corporate Management Board - DJ take the necessary steps to prepare the other documents to the immediate application of Regulation. Eletrobras’ Bids and Contracts Regulation, applicable to all Eletrobras Companies, is based on the Article 40 of Law 13,303/16 and the first paragraph of the Article 71 of Decree No. 8,945/2016. There being no further business, Mr. Chairman of the Board closed the proceedings and determining the drafting of this certificate.

Rio de Janeiro, October 10, 2017.

MARIA SÍLVIA SAMPAIO SANT’ANNA
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 10, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.